FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934




                               FOR MARCH 24, 2003




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                  Unit 516 517, Hong Leong Industrial Complex,
                      No. 4 Wang Kwong Road, Kowloon Bay,
                               Kowloon, Hong Kong
                    (Address of principal executive offices)

                                             CONTACT:
                                             John G. Nesbett/David K. Waldman
                                             Lippert/Heilshorn & Associates
                                             212-838-3777, ext. 6631
                                             e-mail: jnesbett@lhai.com



              DESWELL INDUSTRIES INC. ANNOUNCES CHANGE OF AUDITORS

HONG KONG (March 24, 2003) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced that it has changed its auditors to PricewaterhouseCoopers from Deloitte Touche Tohmatsu.

Mr. Richard Lau, chief executive officer of Deswell, said, "We have had an excellent relationship with Deloitte Touche Tohmatsu for the past ten years. As is customary in Hong Kong, we decided it was time to rotate our auditors to ensure independence. We look forward to a similarly strong relationship with PricewaterhouseCoopers."

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT"), and pin-through-hole ("PHT") interconnection technologies; and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Kyocera Mita Industrial Co. (H.K.) Limited, Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Digidesign, Inc., Vtech Telecommunications Ltd., Peavey Electronics Corporation and Emerson.

To learn more about Deswell Industries, Inc., please visit the Company's web site at www.deswell.com.



                                      # # #

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                              For and on behalf of
                                              Deswell Industries, Inc.




                                              By:_________/s/____________
                                              Richard Lau
                                              Chief Executive Officer

Date: March 26, 2003